Sub-Item 77C: Submission of matters to a vote of security holders

At a special meeting of shareholders, held on February 11, 2002, shareholders of Fortis Asset Allocation Portfolio, Fortis Global Growth Portfolio, Fortis Growth & Income Fund, Fortis High Yield Portfolio, Fortis International Equity Portfolio and Fortis Money Market Portfolio (each a "Fortis Fund") approved a proposed Agreement and Plan of Reorganization between Hartford-Fortis Series Fund, Inc. and The Hartford Mutual Funds, Inc. (the "Plan"). The final voting results were as follows:

				Shares voted	Shares voted	Shares
				FOR			AGAINST		ABSTAINED

Asset Allocation Portfolio	7,504,949	267,552		452,600
Global Growth Portfolio		3,079,601	156,847		183,351
Growth & Income Portfolio	1,372,885	23,756		108,125
High Yield Portfolio		9,449,412	292,453		446,038
International Equity Portf	799,820	10,387		34,022
Money Market Portfolio		96,419,089	3,642,183		4,385,587

Under the terms of the Plan, and pursuant to the approval by shareholders of each Fortis Fund, the assets of each Fortis Fund were acquired by a corresponding series of The Hartford Mutual Funds, Inc. (the "Hartford Fund") on February 15, 2002. The Hartford Fund acquired the Fortis Fund's assets in exchange for the Hartford Fund's shares, which were distributed pro rata by each Fortis Fund to the holders of its shares on February 15, 2002, in complete liquidation of the Fortis Fund.